October 15, 2013

Filed pursuant to Rule 433

Registration Statement No. 333-191533

Leucadia National Corporation

5.50% SENIOR NOTES DUE 2023

Issuer:	Leucadia National Corporation
Issue:	Senior Notes due 2023
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings (Moody's/S&P/Fitch):	Ba2 (Stable) / BBB (Stable) / BBB- (Stable)
Principal Amount:	$750,000,000
Trade Date:	October 15, 2013
Settlement Date:	October 18, 2013 (T + 3)
Final Maturity:	October 18, 2023
Interest Payment Dates:	Semi-annually on April 18 and October 18, commencing on April 18, 2014
Record Dates:	April 3 and October 3
Benchmark Treasury:	2.5% UST due 8/15/23
Spread to Benchmark:	T + 295 basis points
Treasury Strike:	98-01%
Yield to Maturity:	2.730%
Coupon:	5.50%
Public Offering Price:	98.641% of principal amount
Underwriting Discount:	0.45%
Proceeds, Before Expenses:	$736,432,500
Day Count Convention:	30/360
Make-Whole Call Payment:	UST + 45 basis points
Optional Redemption at Par:	On or after January 18, 2023
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	527288 BE3/US527288BE32
Sole Book-Runner: Senior Co-Managers:

Jefferies LLC

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Natixis Securities Americas LLC, PNC Capital Markets LLC, Rabo Securities USA, RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc.

Co-Managers:	Barclays Capital Inc., BNY Mellon Capital Markets, LLC, HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC at (212) 284-3417.